TABLE OF CONTENTS


FINANCIAL REVIEW

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                     2

INDEPENDENT ACCOUNTANTS' REPORT                                  3

STATEMENT OF MANAGEMENT'S RESPONSIBILITY                         4

MANAGEMENT'S DISCUSSION AND ANALYSIS                             5

CONSOLIDATED BALANCE SHEETS                                     11

CONSOLIDATED STATEMENTS OF INCOME                               12

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY                 14

CONSOLIDATED STATEMENTS OF CASH FLOWS                           14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      15

STOCKHOLDER INFORMATION                                         28





                                      (2)


                                          SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                                                                    September 30
                                               2001         2000         1999         1998         1997
                                          ------------- ------------ ------------ ------------ ------------
Financial Condition Data:
   Total assets                            $479,412,813 $459,908,211 $327,562,551 $304,936,781 $290,601,595
   Loans receivable, net                    403,627,702  390,435,094  296,869,920  266,658,583  235,255,669
   Investments and other
      interest-earning assets                53,306,663   44,651,407   21,108,106   27,664,033   46,439,468
   Deposits                                 368,479,589  352,855,715  270,522,938  248,545,280  241,790,139
   Borrowed funds                            49,476,688   47,182,393   10,239,739    9,202,653    3,162,400
   Stockholders' equity                      58,053,551   57,299,548   45,456,219   44,670,627   44,298,170

                                                               For Year Ended September 30
                                          -----------------------------------------------------------------
                                               2001         2000          1999         1998         1997
                                          ------------- ------------ ------------ ------------ ------------
Operating Data:
   Interest income                         $ 35,560,673 $ 30,425,367 $ 23,827,383 $ 22,954,202 $ 21,897,799
   Interest expense                          19,761,387   16,327,846   12,061,198   12,087,265   11,467,559
                                          ------------- ------------ ------------ ------------ ------------
   Net interest income                       15,799,286   14,097,521   11,766,185   10,866,937   10,430,240
   Provision
      for losses on loans                       353,936      159,869       88,969       74,621       50,000
                                          ------------- ------------ ------------ ------------ ------------
   Net interest income
      after provision
      for losses on loans                    15,445,350   13,937,652   11,677,216   10,792,316   10,380,240
                                          ------------- ------------ ------------ ------------ ------------
   Other income                               1,804,949    1,280,830      853,719      757,682      644,164
   Other expenses                             9,689,079    7,770,839    5,459,293    4,746,908    4,228,452
                                          ------------- ------------ ------------ ------------ ------------
   Income before income taxes                 7,561,220    7,447,643    7,071,642    6,803,090    6,795,952
   Income tax expense                         2,873,175    2,899,689    2,484,876    2,596,395    2,593,760
                                          ------------- ------------ ------------ ------------ ------------
   Net income                              $  4,688,045 $  4,547,954 $  4,586,766 $  4,206,695  $ 4,202,192
                                          ============= ============ ============ ============ ============
   Basic earnings per share                       $1.33        $1.33        $1.42        $1.25        $1.22
                                          ============= ============ ============ ============ ============
    Diluted earnings per share                    $1.32        $1.32        $1.42        $1.25        $1.22
                                          ============= ============ ============ ============ ============
   Dividends per common share                     $0.57        $0.53        $0.49        $0.45        $0.41
                                          ============= ============ ============ ============ ============
Other Data:
 Average yield
    on interest-earning assets                    8.04%        8.20%        7.63%        7.75%        7.76%
 Average cost
    of interest-bearing liabilities                4.82        5.06         4.45         4.79         4.80
                                          ------------- ------------ ------------ ------------ ------------
 Interest rate spread                             3.22%        3.14%        3.18%        2.96%        2.96%
                                          ============= ============ ============ ============ ============

 Number of full service banking offices             14           14            8            7            7
 Return on assets (net income divided by
    average total assets)                         0.99%        1.20%        1.44%        1.40%        1.47%
 Return on equity (net income divided
    by average total equity)                      8.17%        8.66%       10.19%        9.31%        9.69%
 Dividend payout ratio
    (dividends per common share divided by
    net income per common share)                 42.86%       39.85%       34.51%        36.00        33.61
 Equity to assets ratio (average total equity
    divided by average total assets)             12.17%       13.53%       14.12%        15.08        15.22



                                      (3)

                         Independent Accountants' Report


To the Stockholders and
Board of Directors
Peoples Bancorp
Auburn, Indiana

We have audited the accompanying consolidated balance sheets of Peoples Bancorp and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


BKD,LLP

Indianapolis, Indiana
October 23, 2001



                                      (4)

                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY


     The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on management's' judgment and estimates.

     Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system includes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, both independent auditors and management periodically review the system of internal controls and report their findings to the Audit Committee of the Board of Directors.

     The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

     Management recognized that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company's system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.

Roger J. Wertenberger
Chairman of the Board

Maurice F. Winkler III
President, Chief Executive Officer

Deborah K. Stanger
Vice President, Chief Financial Officer



                                      (5)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Peoples Bancorp (the "Company") is an Indiana corporation organized in October 1990 to become the thrift holding company for Peoples Federal Savings Bank ("Peoples"). Effective February 29, 2000 the Company purchased Three Rivers Financial Corp. and its wholly owned subsidiary, First Savings Bank ("First Savings"). The Company is the sole stockholder of Peoples and First Savings("collectively Banks"). Peoples conducts business from its main office in Auburn and in its seven full service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, and Waterloo Indiana. Peoples offers a full range of retail deposit services and lending services to northeastern Indiana. First Savings conducts business from its main office in Three Rivers, Michigan and its 5 full service offices in Schoolcraft and Union, Michigan and Howe and Middlebury, Indiana. The Company's primary business activity is being the holding company for Peoples Federal and First Savings.

     Historically, the principal business of savings banks, including Peoples and First Savings, has consisted of attracting deposits from the general public and making loans secured by residential real estate. The Banks' net earnings are contingent on the difference or spread between the interest earned on their loans and investments and the interest paid on its consumer deposits and borrowings. Prevailing economic conditions, government policies, regulations, interest rates, and local competition also significantly affect the Banks.

     The Company's earnings are primarily dependent upon the earnings of the Banks. Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. The Banks' earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

     On a yearly basis, the Company updates its long-term strategic plan. This plan includes, among other things, the Company's commitment to maintaining a strong capital base and continuing to improve the organization's return on assets through asset growth and controlling operating expenses. Continued careful monitoring of interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less are emphasized.

     The   following   table  sets   forth  the   weighted   average   yield  on
interest-earning assets and the weighted average rate on interest- bearing liabilities for the years ending September 30, 2001, 2000, and 1999.

                                       September 30
                                   ----------------------
                                   2001     2000   1999
                                   ------  ------- ------
Weighted average interest rate on:
    Loans                           8.24%   8.48%   7.72%
    Securities                      7.44    7.28    6.95
    Other interest-earning asssets  5.35    4.61    6.05
    Combined                        8.03    8.20    7.63
Weighted average cost of:
    NOW and savings deposits        2.70    3.32    2.82
    Certificates of deposit         5.77    5.57    5.20
    Borrowings                      6.20    7.87    5.17
    Combined                        4.82    5.06    4.45
Interest rate spread                3.21    3.14    3.18
Net yield on weighted average
     interest-earning assets        3.57    3.80    3.77


     The   following   table  sets   forth  the   weighted   average   yield  on
interest-earning assets and the weighted average rate of interest- bearing liabilities at September 30, 2001, 2000 and 1999.

                                           At September 30
                                   ------------------------------
                                     2001       2000      1999
                                   ---------  ---------  --------
Weighted average interest rate on:
    Loans                           7.86%      8.15%     7.73%
    Securities                      5.28       5.44      6.61
    Other interest-earning assets   5.37      10.69      7.62
    Combined                        7.56       8.06      7.66
Weighted average cost of:
    NOW and savings deposits        2.09       2.96      3.01
    Certificates of deposit         5.38       6.11      5.19
    Borrowings                      5.85       6.42      6.33
    Combined                        4.32       5.12      4.50
Interest rate spread                3.24       2.94      3.16

Asset and Liability Management

     The Banks, like other savings banks, are subject to interest rate risk to the degree that their interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice more rapidly than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income during periods of rising interest rates, unless offset by other factors such as noninterest income.

     Historically, all of the Banks' real estate loans were made at fixed rates. More recently, the Banks have adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjust- able interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms.




                                      (6)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions that do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. Under the regulation, institutions that must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk-based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

     Presented below, as of September 30, 2001 and 2000, is an analysis performed by the OTS of Peoples' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 200 basis points. At September 30, 2001 and 2000, 2% of the present value of Peoples' assets were approximately $7.7 million and $7.1 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $11.5 million at September 30, 2001 and $10.4 million at September 30, 2000, Peoples Federal would have been required to make a deduction from its total capital available to calculate its risk based capital requirement if the OTS's regulation had been enacted.

                   Interest RateRisk As of September 30, 2001

 Changes              Market Value
in Rates   $ Amount     $ Change     % Change    NPV Ratio   Change
---------  ---------  ------------- ----------  -----------  -------
+200 bp      41,228     (11,541)      -22%        11.16%      (252)
+100 bp      47,564      (5,204)      -10%        12.58%      (110)
   0 bp      52,768           -          -        13.67%         -
-100 bp      54,761       1,993         4%        14.02%        35
-200 bp      55,932       3,164         6%        14.18%        50

                   Interest RateRisk As of September 30, 2000

 Changes               Market Value
in Rates   $ Amount      $ Change    % Change    NPV Ratio   Change
---------  ---------  -------------- ---------  -----------  -------
+200 bp      33,519     (10,399)      -24%         9.89%      (250)
+100 bp      38,971      (4,547)      -11%        11.23%      (116)
   0 bp      43,918           -          -        12.39%         -
-100 bp      47,197       3,279         7%        13.09%        70
-200 bp      48,238       4,230        10%        13.23%        84


     Presented below, as of September 30, 2001 and 2000, is the same analysis performed by the OTS of First Savings' interest rate risk. At September 30, 2001 and 2000, 2% of the present value of First Savings' assets were approximately $2.3 million and $2.1 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.9 million at September 30, 2000, First Savings would have been required to make a deduction from its total capital available to calculate its risk based capital requirement if the OTS's regulation had been enacted for September 30, 2000. At September 30, 2001, 2% of the present value of First Savings assets exceeded the 200 basis point decrease of $1.1 million, therefore no reduction of capital would be required.

                          Interest RateRisk As of September 30, 2001

 Changes               Market Value
in Rates   $ Amount      $ Change    % Change    NPV Ratio   Change
--------- -----------  ------------  ---------  -----------  -------
+200 bp      14,207        (354)       -2%        12.82%        (3)
+100 bp      14,580          19         0%        12.99%        15
   0 bp      14,561           -          -        12.85%         -
-100 bp      14,12         (440)       -3%        12.36%       (49)
-200 bp      13,412      (1,149)       -8%        11.65%      (119)

                          Interest RateRisk As of September 30, 2000

 Changes               Market Value
in Rates   $ Amount      $ Change    % Change    NPV Ratio   Change
--------- ----------  -------------  ---------  -----------  -------
+200 bp      10,364      (2,883)      -22%        10.05%      (247)
+100 bp      12,013      (1,234)       -9%        11.49%      (103)
   0 bp      13,247           -          -        12.52%         -
-100 bp      14,027         780         6%        13.13%        61
-200 bp      14,617       1,370        10%        13.57%       105

     In evaluating the Banks' exposure to interest rate risk, certain shortcomings, inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.



                                      (7)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Interest Income

     Net interest income decreases during periods when the spread is narrowed between the Company's weighted average rate at which new loans are originated and its weighted average cost of liabilities. In addition, the Company's ability to originate and sell mortgage loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

     The following table sets forth the weighted average yields earned on the Company's assets and the weighted average rate paid on deposits and borrowings.

                                                                            Years ended September 30
                                                                             (Dollars in Thousands)
                                      -------------------------------------------------------------------------------------
                                                    2001                        2000                       1999
                                      --------------------------- --------------------------- -----------------------------
                                        Average   Interest          Average   Interest          Average   Interest
                                      Outstanding  Earned/ Yield/ Outstanding  Earned/ Yield/ Outstanding  Earned/  Yield/
                                        Balance     Paid    Rate    Balance     Paid    Rate    Balance     Paid     Rate
                                      ----------- -------- ------ ----------- -------- ------ ----------- --------- -------
Interest-earning assets:
    Loans(1)                             $390,812  $32,218  8.24%  $329,742   $27,974   8.48%   $285,296   $22,028   7.72%
    Investment securities(2)               27,777    2,067  7.44     20,576     1,498   7.28      17,447     1,213   6.95
    Other interest-earning assets          23,849    1,276  5.35     20,683       954   4.61       9,684       586   6.05
                                      ----------- --------        ---------  --------          ---------- ---------
    Total interest-earning assets         442,438   35,561  8.03    371,001    30,426   8.20     312,427    23,827   7.63
                                                  --------                   --------                     ---------
Allowance for loan losses                  (1,709)                   (1,618)                       (977)
Other assets                               31,247                    18,780                        7,325
                                      -----------                 ---------                    ----------
Total Assets                             $471,976                  $388,163                     $318,775
                                      ===========                 =========                    ==========

Interest-bearing liabilities:
     NOW and savings deposits            $133,020  $ 3,586  2.70   $ 99,730   $ 3,315   3.32     $85,866   $ 2,424   2.82
     Certificates of deposit              230,558   13,295  5.77    197,877    11,016   5.57     177,194     9,221   5.20
     Borrowings                            46,478    2,881  6.20     25,363     1,997   7.87       8,046       416   5.17
                                      ----------- --------        ---------  --------          ---------- ---------
     Total interest-bearing liabilities   410,056   19,762  4.82    322,970    16,328   5.06     271,106    12,061   4.45
                                                  --------                   --------                   -----------
Other liabilities                           4,556                    12,691                       2,664
Stockholders' equity                       57,364                    52,502                      45,005
                                      -----------                 ---------                    ---------
Total Liabilities and
     Stockholders' equity                $471,976                  $388,163                    $318,775
                                      ===========                 =========                    =========

Net interest income/spread                         $15,799  3.21             $14,098    3.14               $11,766   3.18
                                                  ========                   ========                   ===========
Net yield on interest earning assets                        3.57%                       3.80                          3.77

(1) Average balances include nonaccrual balances.
(2) Yield on investment securities is computed based on amortized cost.


     The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include US Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA"), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Banks' loan portfolios as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA;
(c) enables the Banks to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Banks.

     In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Banks' interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate.



                                      (8)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

                                              Years ended September 30,
                                ------------------------------------------------
                                       2001 vs 2000         2000 vs 1999
                                ------------------------ -----------------------
                                    Increase                Increase
                                   (Decrease)              (Decrease)

                                -------------- Increase  ------------- Increase
                                Volume   Rate (Decrease) Volume  Rate (Decrease)
                                ------- ------ --------- ------ ------ ---------
Interest income from:
 Loans                           $5,009 $(765)  $4,244   $2,302 $3,643   $5,945
 Investment securities              535    34      569       60    225      285
 Other interest-earning assets      157   165      322      (97    465      368
                                -------- ------ --------- ------ ------ --------
 Total interest income            5,701  (566)   5,135    2,265  4,333    6,598
                                -------- ------ --------- ------ ------ --------
Interest expense from:
  NOW and savings deposits          615  (344)     271      476    424      900
  Certificates of deposit         1,871   407    2,278      680  1,115    1,795
  Borrowings                      1,187  (303)     884      291  1,281    1,572
                                ------- ------ --------- ------ ------ ---------
  Total interest expense          3,673  (240)   3,433    1,447  2,820    4,267
                                ------- ------ --------- ------ ------ ---------
Net interest income (expense)    $2,028 $(326)  $1,702   $  818 $1,513   $2,331
                                ======= ====== ========= ====== ====== =========

Operating Expense

     While operating expenses have increased, the increases have been due in large part to the expansion of the Company's operations. The increases are service related and consist of the following: appraisal and legal fees in connection with loan originations, data processing due to automating manual systems; and start up costs for new services including new branch locations. Operating expenses, as a percentage of the Company's total assets were 2.02%, 1.69%, and 1.67% for fiscal years ended September 30, 2001, 2000, and 1999, respectively.

     The Company continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Company's current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Company's various deposit accounts. The Company's efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel.

Liquidity and Capital Resources

     The standard measure of liquidity for savings banks is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. Liquid assets consist of cash and eligible investments, which include certain United States Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, federal funds, and bankers' acceptances. At September 30, 2001, Peoples had liquid assets of $23,988,967. This represents a ratio of liquid assets to total assets of 10.64%. First Savings had liquid assets of $19,081,576 or a ratio of 36.50%.

     The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Banks can borrow from the FHLB. In the opinion of management, the Banks' liquid assets are adequate to meet outstanding loan commitments and other obligations.

     During the year ended September 30, 2001 cash and cash equivalents remained stable at $18.5 million, investment securities increased $7.4 million, and net loans increased $13.2 million. These increases were funded by increased deposits of $15.6 million. Operations provided $6.9 million.

     During the year ended September 30, 2000 the merger with Three Rivers Financial Corp was completed. This merger increased all asset, liability, and equity balances substantially over the prior year. Combined operations of the two banks contributed $3.5 million.


Results of Operations, Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

     The Company's net interest income increased $1,701,765 to $15,799,286 for the fiscal year ended September 30, 2001. In addition to the merger with Three Rivers, this increase was comprised of higher volumes of loans offset by higher volumes of deposits. Interest on long-term debt increased to $2,820,955 due to higher borrowing volumes by both Peoples and First Savings to fund loan demand.

     Provision for loan losses increased $194,067 to $353,936 reflecting adjustments due to management's continuing review of its loan portfolio. Management's review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

     Other income increased $524,119 to $1,804,949 due to higher volumes of deposits generating additional fee income. Also, First Savings sells loans and generates gains on these sales, which the Company did not have prior to the merger. Fiduciary fees increased almost $40,000 to $240,290 due to higher fees and the receipt of several estate settlement fees this year.

                                      (9)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     Total non-interest expense was $9,689,079 for the year ended September 30, 2001. Most of the increases are due to the addition of First Savings operations for the entire fiscal year versus seven months in the prior year. Net occupancy expense also increased due to the June, 2000 opening of Peoples' eighth full service branch office in Waterloo, Indiana.

     The effective tax rate for the Company for the years ended September 30, 20010 and 2000 was 38.0% and 38.9% respectively.

Results of Operations, Fiscal Year Ended September 30, 2000 Compared to Fiscal Year Ended September 30, 1999

     The Company's net interest income increased $2,331,336 to $14,097,521 for the fiscal year ended September 30, 2000. In addition to the merger with Three Rivers, this increase was comprised of increased rates, and higher volumes of loans offset by higher volumes of deposits. Interest on long-term debt increased to $1,698,043 due to higher borrowing volumes by both Peoples Federal and First Savings to fund loan demand.

     Provision for loan losses increased $70,900 to $159,869 reflecting adjustments due to management's continuing review of its loan portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

     Other income increased $427,111 to $1,280,830 due to higher volumes of deposits generating additional fee income. Also, First Savings sells loans and generates gains on these sales, which the Company did not have prior to the merger. Fiduciary fees increased almost $80,000 to $204,940 due to higher fees and the receipt of several estate settlement fees this year.

     Total non-interest expense was $7,770,839 for the year ended September 30, 2000. Most of the increases in this area are attributable to the merger. Salaries and employee benefits increased also, as a result of additional staff to support the growth of the Company. Peoples opened its eighth branch office in August of 1999 in a small temporary facility. The permanent branch opened in June 2000 necessitating additional staff members.

     The effective tax rate for the Company for the years ended September 30, 2000 and 1999 was 38.9% and 35.1% respectively.

Impact of Inflation and Changing Prices

     The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

     Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Banks'assets and liabilities are critical to the maintenance of acceptable performance levels.

Impact of New Accounting Standards

     Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations be accounted for using the purchase method of accounting; use of the pooling method is prohibited. A business combination occurs when an enterprise acquires all or a portion of the net assets that constitutes a business or equity interests of one or more other enterprises and obtains control over the enterprise or enterprises. All two-party and multi-party business combinations, including "roll-up" and "put-together" transactions are included in the scope of this Statement.

     This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

     The provisions of Statement No. 141 are effective for any business combination that is initiated after June 30, 2001.

     Accounting for Goodwill. Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

     Impairment testing is a two-step process. The first step is a comparison of the fair value of a reporting unit to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying value, goodwill is not impaired and no further work is required. Companies should perform the first step of the impairment test on all goodwill within six months of initially applying the Statement. If the fair value is less, the second step should be performed. The second step is to compare the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

     The provisions of Statement No. 142 would be effective for fiscal years beginning after December 15, 2001. Early adoption would be permitted for companies with a fiscal year beginning after March 15, 2001 provided that the first quarter financial statements have not been previously issued. In all cases, the Statement must be adopted as of the beginning of a fiscal year. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before this Statement is initially applied would be accounted for in accordance with the amortization and nonamortization provisions of the Statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

                                      (10)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     The Company will adopt these new accounting rules on October 1, 2001. As a result, the Company will no longer amortize the goodwill that it recorded on certain acquisitions prior to June 30, 2001, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Company had goodwill of $2.3 million at September 30, 2001 and goodwill amortization of 134,000 for the year ended September 30, 2001.


                                      (11)

                        PEOPLES BANCORP AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                                                                September 30
                                                                             2001          2000
                                                                        -------------  -------------

Assets
   Cash and due from banks                                              $  8,908,922   $ 10,073,895
   Interest-bearing deposits                                               9,573,685      8,772,912
                                                                        -------------  -------------
         Total cash and cash equivalents                                  18,482,607     18,846,807
   Interest-bearing time deposits                                          3,455,798      3,163,940
   Investment securities
     Available for sale                                                   29,611,558     18,203,268
     Held to maturity (fair value of $6,417,965 and $10,355,222)           6,274,122     10,276,887
                                                                        -------------  -------------
         Total investment securities                                      35,885,680     28,480,155
   Loans, net of allowance for loan losses of $1,894,787 and $1,649,948  403,627,702    390,435,094
   Premises and equipment                                                  5,777,095      6,149,802
   Federal Home Loan Bank of Indianapolis stock, at cost                   4,391,500      4,234,400
   Other assets                                                            7,792,431      8,598,013
                                                                        -------------  -------------
        Total assets                                                    $479,412,813   $459,908,211
                                                                        =============  =============
Liabilities
   NOW and savings deposits                                             $141,546,063   $131,685,994
   Certificates of deposit                                               226,933,526    221,169,721
   Short-term borrowings                                                   4,383,723             --
   Federal Home Loan Bank advances                                        45,092,965     47,182,393
   Other liabilities                                                       3,402,985      2,570,555
                                                                        -------------  -------------
         Total liabilities                                               421,359,262    402,608,663
                                                                        -------------  -------------
Commitments and Contingencies
Stockholders' Equity
   Preferred stock, $1 par value
     Authorized and unissued--5,000,000 shares
   Common stock, $1 par value
     Authorized--7,000,000 shares
     Issued and outstanding--3,506,348 and 3,662,641 shares                3,506,348      3,662,641
   Additional paid-in capital                                              8,498,348     10,596,618
   Retained earnings                                                      46,500,707     43,815,516
   Unearned ESOP                                                            (281,450)      (351,494)
   Unearned RRP                                                              (40,719)       (90,706)
   Accumulated other comprehensive income                                   (129,683)      (333,027)
                                                                        -------------  -------------
         Total stockholders' equity                                       58,053,551     57,299,548
                                                                        -------------  -------------
         Total liabilities and stockholders' equity                     $479,412,813   $459,908,211
                                                                        =============  =============

See notes to consolidated financial statements.

                                      (12)

                        PEOPLES BANCORP AND SUBSIDIARIES
                        Consolidated Statements of Income


                                                 Year Ended September 30
                                            2001         2000         1999
                                         ----------- ------------ -----------
Interest Income
   Loans                                 $32,217,940  $27,974,178 $22,028,006
   Investment securities                   2,066,628    1,497,452     843,675
   Other interest and dividend income      1,276,105      953,737     955,702
                                         ----------- ------------ -----------
                                          35,560,673   30,425,367  23,827,383
                                         ----------- ------------ -----------
Interest Expense
   Deposits
      NOW and savings deposits             3,585,642    3,314,937   2,423,709
      Certificates of deposit             13,294,834   11,016,168   9,221,122
   Short-term borrowings                      59,956      298,698     135,842
   Long-term debt                          2,820,955    1,698,043     280,525
                                         ----------- ------------ -----------
                                          19,761,387   16,327,846  12,061,198
                                         ----------- ------------ -----------
Net Interest Income                       15,799,286   14,097,521  11,766,185
   Provision for loan losses                 353,936      159,869      88,969
                                         ----------- ------------ -----------
Net Interest Income After Provision for
 Losses on loans                          15,445,350   13,937,652  11,677,216
                                         ----------- ------------ -----------

Other Income
   Fiduciary activities                      240,290      204,940     125,255
   Fees and service charges                1,154,491      810,938     547,455
   Net realized gains (losses) on sales
     of available for sale securities         27,545      (57,961)         --
        Other income                         382,623      322,913     181,009
                                         ----------- ------------ -----------
         Total other income                1,804,949    1,280,830     853,719
                                         ----------- ------------ -----------

Other Expenses
   Salaries and employee benefits          4,982,464    3,968,745   2,771,597
   Net occupancy expense                     888,227      575,253     376,420
   Equipment expense                         737,682      594,777     473,952
   Data processing expense                   736,551      481,046     461,310
   Deposit insurance expense                  68,246       90,013     149,564
   Other expenses                          2,275,909    2,061,005   1,226,450
                                         ----------- ------------ -----------
         Total other expenses              9,689,079    7,770,839   5,459,293
                                         ----------- ------------ -----------

Income Before Income Tax                   7,561,220    7,447,643   7,071,642
   Income tax expense                      2,873,175    2,899,689   2,484,876
                                         ----------- ------------ -----------

Net Income                               $ 4,688,045 $  4,547,954 $ 4,586,766
                                         =========== ============ ===========

Basic Earnings per Share                      $1.33         $1.33       $1.42
Diluted Earnings per Share                     1.32          1.32        1.42
Weighted-Average Shares Outstanding       3,533,723     3,429,165   3,226,894


See notes to consolidated financial statements.

                                      (13)


                                                                      PEOPLES BANCORP AND SUBSIDIARIES
                                                              Consolidated Statements of Stockholders' Equity


                                                                                                     Unearned
                                                                                                   Recognition Acumulated
                                      Common Stock       Additional                         Unearned   and       Other
                                  ---------------------   Paid-In Comprehensive  Retained    ESOP  Retention Commprehensive
                                  Outstanding   Amount     Capital    Income      Earnings   Shares   Plan      Income     Total
                                  ----------- ---------- ---------- ------------- ---------- ------ --------- ---------- -----------
Balances October 1, 1998           3,280,684 $3,280,684 $3,020,798              $38,272,422                    $ 96,723  44,670,627
Comprehensive income
 Net income                                                        $4,586,766     4,586,766                               4,586,766
  Other comprehensive income, net of
   tax
   Unrealized losses on securities                                    (310,642)                                (310,642)   (310,642)
                                                                   ------------
Comprehensive income                                                $4,276,124
                                                                   ============
Cash dividends ($0.49 per share)                                                 (1,576,463)                             (1,576,463)
Repurchase of common stock           (96,967)   (96,967)(1,817,102)                                                      (1,914,069)
                                 ----------- ---------- -----------             ----------- ------ --------- ------------ ----------
Balances September 30, 1999        3,183,717  3,183,717  1,203,696               41,282,725                    (213,919) 45,456,219
Comprehensive income
  Net income                                                        $4,547,954    4,547,954                               4,547,954
  Other comprehensive income, net of
    tax
    Unrealized losses on securities,
      net of reclassification                                         (119,108)                                (119,108)   (119,108)
      adjustment
                                                                   ------------
Comprehensive income                                                $4,428,846
                                                                   ============
Stock issued in purchase of          758,858    758,858 13,060,586                         $(392,353)$(135,116)          13,291,975
  subsidiary
Cash dividends ($0.53 per share)                                                 (1,886,276)                             (1,886,276)
ESOP shares earned                                          36,133                            40,859                         76,992
RRP shares earned                                                                                       44,410               44,410
Stock options exercised                9,860      9,860     90,930                                                          100,790
Repurchase of common stock          (289,794)  (289,794)(3,794,727)                (128,887)                             (4,213,408)
                                 ----------- ---------- -----------              ---------- -------- --------- -------- ------------
Balances September 30, 2000         3,662,641  3,662,641 10,596,618               43,815,516 (351,494)  (90,706)(333,027) 57,299,548
Comprehensive income
  Net income                                                        $4,688,045    4,688,045                               4,688,045
  Other comprehensive income, net of
    tax
    Unrealized losses on securities,
      net of reclassification                                          203,344                                  203,344     203,344
      adjustment
                                                                    -----------
Comprehensive income                                                $4,891,389
                                                                   ============
Cash dividends ($0.57 per share)                                                 (2,002,854)                             (2,002,854)
ESOP shares earned                                          52,492                            70,044                        122,536
RRP shares earned                                            5,162                                               49,987      55,149
Repurchase of common stock          (156,293)   156,293)(2,155,924)                                                      (2,312,217)
                                ------------ ---------- -----------             ----------- -------- -------- --------- ------------
Balances September 30, 2001        3,506,348 $3,506,348 $8,498,348              $46,500,707$(281,450)$(40,719)$(129,683)$58,053,551
                                 =========== =========== ===========             ============================= ========= ===========

See notes to consolidated financial statements.



                                      (14)




                                             PEOPLES BANCORP AND SUBSIDIARIES
                                           Consolidated Statements of Cash Flows


                                                         Year Ended September 30
                                                       2001        2000         1999
                                                   ------------ ------------ ------------
Operating Activities
   Net income                                      $ 4,688,045  $ 4,547,954  $ 4,586,766
   Adjustments to reconcile net income to net
     cash provided by operating activities
     Provision for loan losses                         353,936      159,869       88,969
     Depreciation and amortization                     746,667      716,314      439,605
     Investment securities accretion, net               (1,633)     (32,263)     (79,166)
     Loans originated for sale                      (7,540,370)  (2,488,250)          --
     Proceeds from sale of loans held for sale       7,663,495    2,531,064           --
     Gain on sale of loans                            (123,125)     (42,814)          --
     Amortization of deferred loan fees               (557,417)    (337,117)    (426,077)
     Gain (loss) on sale of investment securities      (27,545)      57,961           --
     ESOP shares earned                                122,536       76,992           --
     RRP compensation expense                           55,149       44,410           --
     Change in
       Deferred income tax                            (197,276)    (251,814)    (459,581)
       Interest receivable                            (298,358)    (114,101)     (35,974)
       Interest payable                               (141,267)      81,568      179,596
     Other adjustments                               2,128,021   (1,464,185)     (17,390)
                                                  ------------- ------------ ------------
         Net cash provided by operating activities   6,870,858    3,485,588    4,276,748
                                                  ------------- ------------ ------------

Investing Activities
   Net change in interest-bearing deposits            (291,858)     794,005      718,000
   Purchases of securities available for sale      (23,120,198)  (2,177,572)  (7,459,930)
   Purchases of securities held to maturity         (1,690,190)
   Proceeds from maturities and paydowns
     of securities held to maturity                  5,742,348    1,850,548    4,216,989
   Proceeds from maturities and paydowns
     of securities available for sale                6,601,606    1,297,068   11,980,245
   Proceeds from sale of security available for sale 5,426,805    1,684,772           --
   Net change in loans                             (12,989,127) (19,907,906) (29,874,229)
   Purchases of premises and equipment                (373,960)  (1,457,753)    (328,616)
   Proceeds from sales of real estate owned                 --           --      143,566
   Purchases of Federal Home Loan Bank
     of Indianapolis stock                            (157,100)    (281,700)    (255,800)
   Cash received in acquisition                             --    4,935,071           --
   Other investing activities                               --           --       33,349
                                                  ------------- ------------ ------------
         Net cash used by investing activities     (20,851,674) (13,263,467) (20,826,426)
                                                  ------------- ------------ ------------
Financing Activities
   Net change in
     NOW and savings deposits                        9,860,069    9,552,898   18,795,930
     Certificates of deposit                         5,763,805    7,564,210    3,464,428
     Short-term borrowings                           4,383,723   (3,039,739)  (1,162,914)
   Net change in advances by borrowers
     for taxes and insurance                                --      358,481           --
   Net change in bank overdraft                             --           --   (1,171,306)
   Proceeds from Federal Home Loan Bank advances    11,150,000   36,700,000    2,200,000
   Repayment of Federal Home Loan Bank advances    (13,239,428) (22,282,205)          --
   Cash dividends                                   (1,989,336)  (1,788,590)  (1,557,767)
   Repurchase of common stock                       (2,312,217)  (4,213,408)  (1,914,069)
   Proceeds from stock options exercised                    --      100,790           --
                                                  ------------- ------------ ------------
         Net cash provided by financing activities  13,616,616   22,952,437   18,654,302
                                                  ------------- ------------ ------------
Net Change in Cash and Cash Equivalents               (364,200)  13,174,558    2,104,624
Cash and Cash Equivalents, Beginning of Year        18,846,807    5,672,249    3,567,625
                                                  ------------- ------------ ------------
Cash and Cash Equivalents, End of Year             $18,482,607  $18,846,807  $ 5,672,249
                                                  ============= ============ ============

Additional Cash Flows and Supplementary Information:
   Interest paid                                   $19,902,654  $16,276,150  $11,860,610
   Income tax paid                                   2,606,069    3,293,330    2,861,591
   Fair value of net assets acquired in acquisition         --   13,291,975           --


See notes to consolidated financial statements.




                                      (15)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Peoples Bancorp (Company), its wholly owned subsidiaries, Peoples Federal Savings Bank of DeKalb County (Peoples), First Savings Bank (First Savings) (collectively, Banks), Peoples' wholly owned subsidiary, Peoples Financial Services, Inc. (Peoples Financial) and First Savings wholly-owned subsidiary, Alpha Financial, Inc. (Alpha) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Banks. The Banks operate under federal thrift charters and provide full banking services, including trust services. As federally-chartered thrifts, the Banks are subject to the regulation of the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation.

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in north central and north eastern Indiana and south central Michigan. The Company's loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation--The consolidated financial statements include the accounts of the Company, the Banks, Alpha and Peoples Financial after elimination of all material intercompany transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in accumulated other comprehensive income. The Company holds no securities for trading.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 2001, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using accelerated and straight-line methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Intangible  assets  are  being  amortized   utilizing  both   straight-line  and
accelerated methods over periods ranging from 7 to 20 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Investment in limited partnerships is included in other assets. The Company utilizes the equity method of accounting for these investments. At September 30, 2001 and 2000, these investments totaled $575,000 and $710,000.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

Stock options are granted for a fixed number of shares to employees with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average common shares outstanding.


Note 2 -- Restriction On Cash

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserves required at September 30, 2001, totaled $1,476,000.

                                      (16)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 3 -- Investment Securities

                                                           2001
                                  ----------------------------------------------
                                                  Gross      Gross
                                  Amortized    Unrealized  Unrealized     Fair
September 30                         Cost         Gains      Losses       Value
-------------------------------- ------------- ----------- ---------- ----------

Available for sale
  Federal agencies               $13,042,434   $303,066              $13,345,500
  State and municipal obligations  2,180,482     53,364                2,233,846
  Mortgage-backed securities      10,140,446    265,183  $  51,541    10,354,388
  Marketable equity securities     4,453,187               775,363     3,677,824
                                 ----------- ----------- ---------- ------------
      Total available for sale    29,816,549    621,613    826,604    29,611,558
                                 ----------- ----------- ---------- ------------
Held to maturity
  Federal agencies                   500,000                             500,000
  State and municipal obligations    634,727      3,583                  638,310
  Mortgage-backed securities       5,139,395    141,214        954     5,279,655
                                 ----------- ----------- ---------- ------------
    Total held to maturity         6,274,122    144,797        954     6,417,965
                                 ----------- ----------- ---------- ------------
    Total investment securities  $36,090,671   $766,410   $827,558   $36,029,523
                                 =========== =========== ========== ============


                                                       2000
                                  ----------------------------------------------
                                                 Gross      Gross
                                  Amortized    Unrealized  Unrealized     Fair
September 30                        Cost         Gains      Losses       Value
-------------------------------- ----------- ----------- ----------- -----------
Available for sale
  Federal agencies               $ 8,649,598   $  1,058   $177,054   $ 8,473,602
  State and municipal obligations  4,039,703     15,961     32,395     4,023,269
  Mortgage-backed securities       1,611,353      3,419     14,025     1,600,747
  Marketable equity securities     4,453,187         --    347,537     4,105,650
                                 ----------- ----------- ---------- ------------
      Total available for sale    18,753,841     20,438    571,011    18,203,268
                                 ----------- ----------- ---------- ------------
Held to maturity
  Federal agencies                   500,000         --         --       500,000
  State and municipal obligations    684,487      4,048         --       688,535
  Mortgage-backed securities       9,092,400    153,938     79,651     9,166,687
                                 ----------- ----------- ---------- ------------
      Total held to maturity      10,276,887    157,986     79,651    10,355,222
                                 ----------- ----------- ---------- ------------
    Total investment securities  $29,030,728   $178,424   $650,662   $28,558,490
                                 =========== =========== ========== ============

                                      (17)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

The amortized cost and fair value of securities held to maturity and available for sale at September 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               September 30, 2001
                               ---------------------------------------------
                                  Held to Maturity    Available for Sale
                               --------------------- ------------------------
                                Amortized    Fair    Amortized   Fair
Maturity Distributions            Cost       Value     Cost      Value
------------------------------ ----------- --------- ----------- -----------
Within one year                $  185,000  $ 186,416 $ 1,078,347 $ 1,089,508
One to five years                 899,727    901,894   6,979,468   7,111,692
Five to ten years                  50,000     50,000   7,165,101   7,378,146
After ten years
                               ---------- ---------- ----------- ------------
                                1,134,727  1,138,310  15,222,916  15,579,346
Mortgage-backed securities      5,139,395  5,279,655  10,140,446  10,354,388
Marketable equity securities                           4,453,187   3,677,824
                               ---------- ---------- ----------- ------------
                               $6,274,122 $6,417,965 $29,816,549 $29,611,558
                               ========== ========== =========== ===========-

Securities with a carrying value of $6,782,000 and $19,936,000 were pledged at September 30, 2001 and 2000 to secure Federal Home Loan Bank advances and repurchase agreements.

Proceeds from sales of securities available for sale during 2001 and 2000 were $5,426,805 and $1,684,772. Gross gains of $69,894 and gross losses of $42,349 were realized on those sales during 2001 and gross losses of $57,961 were realized during 2000. There were no sales of securities during the year ended September 30, 1999. The income tax expense (benefit) on the security gains/losses for the year ended September 30, 2001 and 2000 was $10,911 and $(22,958).

There were no sales of securities held to maturity during the three years ended September 30, 2001.

Note 4 -- Loans and Allowance

September 30                                            2001         2000
---------------------------------------------------- ------------- ------------

Commercial, commercial mortgage and loans            $ 32,534,076  $ 21,112,108
Real estate loans                                     340,917,514   331,424,271
Construction loans                                      9,478,177     9,739,859
Individuals' loans for household and other
   personal expenditures                               29,684,318    36,152,324
                                                     ------------ -------------
                                                      412,614,085   398,428,562
                                                     ------------ -------------
Less:
   Undisbursed portion of loans                         5,262,769     4,340,973
   Deferred loan fees and discounts                     1,828,827     2,002,547
   Allowance for loan losses                            1,894,787     1,649,948
                                                     ------------ -------------
                                                        8,986,383     7,993,468
                                                     ------------ -------------
  Total Loans                                        $403,627,702  $390,435,094
                                                     ============ =============


Year Ended September 30                   2001        2000       1999
-------------------------------------  ----------- ----------- -----------

Allowance for loan losses
   Balances, October 1                 $1,649,948  $1,005,119  $  947,008
   Allowance acquired in acquisition           --     561,572          --
   Provision for losses                   353,936     159,869      88,969
   Recoveries on loans                     34,240      40,944      22,546
   Loans charged off                     (143,337)   (117,556)    (53,404)
                                       ----------- ----------- -----------

   Balances, September 30              $1,894,787  $1,649,948  $1,005,119
                                       =========== =========== ===========

Impaired loans totaled $1,203,013 at September 30, 2001 with a recorded allowance for loan losses of $40,000.

Interest of $112,170 was recognized on the average impaired loan balance of $1,200,533 during 2001. Interest of $112,331 was recognized on a cash basis during 2001.

There were no loans deemed impaired at September 30, 2000 and 1999.

                                      (18)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 5 -- Premises and Equipment

September 30                       2001          2000
------------------------------  ------------  ------------

Land                             $1,180,460    $1,180,460
Buildings                         7,663,231     7,589,077
Equipment                         4,511,051     4,188,408
                                ------------  ------------
         Total cost              13,354,742    12,957,945
Accumulated depreciation         (7,577,647)   (6,808,143)
                                ------------  ------------

         Net                     $5,777,095    $6,149,802
                                ============  ============

Note 6 -- Deposits

September 30                                     2001           2000
-------------------------------------------- ------------- --------------

Demand deposits                              $ 95,748,372   $ 87,959,048
Savings deposits                               45,797,691     43,726,946
Certificates and other time deposits
   of $100,000 or more                         31,851,930     29,479,700
Other certificates and time deposits          195,081,596    191,690,021
                                            -------------- --------------

                                             $368,479,589   $352,855,715
                                            ============== ==============

Certificates and other time deposits maturing in years ending September 30:

   2002                        $139,901,086
   2003                          70,981,477
   2004                           7,434,241
   2005                           4,593,823
   2006                           4,022,899
                              --------------
                               $226,933,526
                              ==============

Note 7 -- Short-term Borrowings

Short-term borrowings at September 30, 2001 consist of securities sold under agreement to repurchase totaling $4,383,723 and consist of obligations of the Company to other parties. There were no short-term borrowings outstanding at September 30, 2000. The obligations were secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 2001 totaled $4,384,000 and the average of such agreements totaled $1,068,000.

Note 8 -- Federal Home Loan Bank Advances

Federal Home Loan Bank advances at September 30, 2001 and 2000 totaled $45,092,965 and $47,182,393 and were at various rates maturing at various dates through September 2011. The Federal Home Loan Bank advances are secured by first mortgage loans totaling $324,435,000. Advances are subject to restrictions or penalties in the event of prepayment.

                                                           Weighted-
Maturities in years ending September 30     Amount       Average Rate
---------------------------------------- ------------   --------------

   2002                                  $ 2,992,965          4.73%
   2003                                    8,000,000          5.47
   2004                                    4,000,000          5.68
   2005                                    5,000,000          6.36
   2006                                    1,150,000          6.16
   Thereafter                             23,950,000          5.87
                                        -------------
                                         $45,092,965
                                        =============


                                      (19)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 9 -- Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $23,158,000 and $20,257,000 at September 30, 2001 and 2000. The amount of mortgage servicing rights capitalized is immaterial to the financial statements.


Note 10 -- Income Tax

Year Ended September 30                     2001        2000        1999
---------------------------------------- ----------- ----------- -----------
Income tax expense
   Currently payable
     Federal                             $2,509,065  $2,507,946  $2,326,871
     State                                  561,386     643,557     617,586
   Deferred
     Federal                               (207,790)   (240,696)   (278,965)
     State                                   10,514     (11,118)   (180,616)
                                         ----------- ----------- -----------
         Total income tax expense        $2,873,175  $2,899,689  $2,484,876
                                         =========== =========== ===========

Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34%   $2,570,813  $2,532,199  $2,404,353
   Tax exempt interest                      (70,217)    (63,492)   (102,618)
   Nondeductible expenses                    54,137       4,189       2,853
   Effect of state income taxes             377,454     417,410     288,400
   Effect of low income housing credits    (150,070)    (87,978)   (140,700)
   Change in valuation allowance            145,877           -           -
   Other                                    (54,819)     97,361      32,588
                                         ----------- ----------- -----------
         Actual tax expense              $2,873,175  $2,899,689  $2,484,876
                                         =========== =========== ===========

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

September 30                                                2001      2000
------------------------------------------------------- ------------ -----------

Assets
   Allowance for loan losses                             $  762,072  $ 671,240
   Loan fees                                                481,909    556,504
   Net unrealized losses on securities available for sale    91,854    217,546
   Other                                                    117,715    104,563
                                                         ----------- -----------
         Total assets                                     1,453,550   1,549,853
                                                         ----------- -----------

Liabilities
   Depreciation                                             117,780     118,766
   State income tax                                          59,506      63,081
   Other                                                    135,372     127,246
   Tax bad debt reserves in excess of base year             506,208     675,677
   FHLB of Indianapolis stock dividend                       82,295      84,278
                                                         ----------- -----------
         Total liabilities                                  901,161   1,069,048
                                                         ----------- -----------
         Subtotal                                           552,389     480,805
   Valuation Allowance                                     (145,877)          -
                                                         ----------- -----------
                                                           $406,512  $  480,805
                                                         =========== ===========

Retained earnings at September 30, 2001, include approximately $8,102,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,755,000 at September 30, 2001.


                                      (20)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 11 -- Other Comprehensive Income

                                                                                      2001
                                                                        --------------------------------
                                                                        Before-Tax     Tax    Net-of-Tax
Year Ended September 30                                                   Amount     Expense    Amount
                                                                        ---------- ---------- ----------
Unrealized gains on securities
   Unrealized holding gains arising during the year                      $364,263   $144,285   $219,978
   Less: reclassification adjustment for gains realized in net income      27,545     10,911     16,634
                                                                        ---------- ---------- ----------
   Net unrealized gains                                                  $336,718   $133,374   $203,344
                                                                        ========== ========== ==========

                                                                                      2000
                                                                        --------------------------------
                                                                        Before-Tax     Tax    Net-of-Tax
Year Ended September 30                                                   Amount     Benefit    Amount
                                                                        ---------- ---------- ----------
Unrealized losses on securities
   Unrealized holding losses arising during the year                    $(255,192) $(101,081) $(154,111)
   Less: reclassification adjustment for losses realized in net income    (57,961)   (22,958)   (35,003)
                                                                        ---------- ---------- ----------
   Net unrealized losses                                                $(197,231) $ (78,123) $(119,108)
                                                                        ========== ========== ==========

                                                                                      1999
                                                                        --------------------------------
                                                                        Before-Tax     Tax    Net-of-Tax
Year Ended September 30                                                   Amount      Benefit    Amount
                                                                        ---------- ---------- ----------
   Unrealized holding losses arising during the year                    $(514,393) $(203,751) $(310,642)
                                                                        ========== ========== ==========


Note 12 -- Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk at September 30, 2001 and 2000 consisted of commitments to extend credit totaling $36,605,000 and $36,748,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company has employment agreements with two officers which include provisions for payment to them of three years' salary in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three years which may be extended annually for successive periods of one year.

The Company and subsidiaries are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 13 -- Dividends and Capital Restrictions

Without prior approval, current regulations allow Peoples and First Savings to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years. At September 30, 2001, such limitations totaled $2,452,000. The Banks normally restrict dividends to a lesser amount because of the need to maintain an adequate capital structures.

                                      (21)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 14 -- Regulatory Capital

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At September 30, 2001, the Banks are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 2001 that management believes have changed the Banks' classification.


Peoples' actual and required capital amounts and ratios are as follows:
                                                                                    2001
                                                 ---------------------------------------------------------------------------
                                                                            Required for Adequate         To Be Well
                                                          Actual                  Capital 1              Capitalized(1)
                                                 ---------------------------------------------------------------------------
September 30                                         Amount       Ratio       Amount       Ratio      Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted
   assets)                                        $40,169,000      20.2%   $15,880,000       8.0%    $19,850,000    10.0%
Tier 1 risk-based capital 1 (to risk-weighted
   assets)                                         38,904,000      19.6      7,940,000       4.0      11,910,000     6.0
Core capital 1 (to adjusted total assets)          38,904,000      10.6     10,960,000       3.0      18,266,000     5.0
Core capital 1 (to adjusted tangible assets)       38,904,000      10.6      7,306,000       2.0             N/A     N/A
Tangible capital 1 (to adjusted total assets)      38,904,000      10.6      5,480,000       1.5             N/A     N/A

                                                                                    2000
                                                 ---------------------------------------------------------------------------
                                                                            Required for Adequate         To Be Well
                                                          Actual                  Capital 1              Capitalized(1)
                                                 ---------------------------------------------------------------------------
September 30                                         Amount       Ratio       Amount       Ratio      Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted      $39,099,000      19.9%   $15,740,000      8.0%    $19,675,000     10.0%
   assets)
Tier 1 risk-based capital 1 (to risk-weighted      38,041,000      19.3      7,870,000      4.0      11,805,000      6.0
   assets)
Core capital 1 (to adjusted total assets)          38,041,000      10.9     10,488,000      3.0      17,479,000      5.0
Core capital 1 (to adjusted tangible assets)       38,041,000      10.9      6,992,000      2.0             N/A      N/A
Tangible capital 1 (to adjusted total assets)      38,041,000      10.9      5,244,000      1.5             N/A      N/A


First Savings' actual and required capital amounts and ratios are as follows:
                                                                                    2001
                                                 ---------------------------------------------------------------------------
                                                                            Required for Adequate         To Be Well
                                                          Actual                  Capital 1              Capitalized(1)
                                                 ---------------------------------------------------------------------------
September 30                                         Amount       Ratio       Amount       Ratio      Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted
   assets)                                        $10,607,000      17.4%    $4,873,000       8.0%     $6,091,000    10.0%
Tier 1 risk-based capital 1 (to risk-weighted
   assets)                                         10,012,000      16.4      2,437,000       4.0       3,655,000     6.0
Core capital 1 (to adjusted total assets)          10,012,000       9.4      4,241,000       4.0       5,301,000     5.0
Core capital 1 (to adjusted tangible assets)       10,012,000       9.4      2,120,000       2.0             N/A     N/A
Tangible capital 1 (to adjusted total assets)      10,012,000       9.4      1,590,000       1.0             N/A     N/A


                                                                                    2000
                                                 ---------------------------------------------------------------------------
                                                                            Required for Adequate         To Be Well
                                                          Actual                  Capital 1              Capitalized(1)
                                                 ---------------------------------------------------------------------------
September 30                                         Amount       Ratio       Amount       Ratio      Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted      $10,349,000      17.7%    $4,707,000       8.0%     $5,884,000    10.0%
   assets)
Tier 1 risk-based capital 1 (to risk-weighted       9,877,000      16.8      2,353,000       4.0       3,530,000     6.0
   assets)
Core capital 1 (to adjusted tangible assets)        9,877,000       9.6      3,085,000       3.0       5,142,000     5.0
Core capital 1 (to adjusted total assets)           9,877,000       9.6      2,057,000       2.0             N/A     N/A
Tangible capital 1 (to adjusted total assets)       9,877,000       9.6      1,543,000       1.5             N/A     N/A

1-As defined by regulatory agencies

                                      (22)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 15 -- Employee Benefit Plans

The Banks are participants in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. This plan provides pension benefits for substantially all of the Company's employees. According to FIRF administrators, the value of the vested benefits exceeded the market value of the fund's assets and accordingly the Banks had approximately $111,000 accrued at September 30, 2001. Pension expense was $270,000, $7,036 and $3,384 for 2001, 2000 and 1999.

A profit-sharing plan is maintained for the benefit of substantially all of Company employees and allows for both employee and Company contributions. The Company contribution consists of a matching contribution of 50 percent of employee contributions, up to 6 percent of eligible employee compensation. The Company contribution to the plan was $90,000, $80,500 and $24,000 for 2001, 2000 and 1999.

In connection with the acquisition of Three Rivers Financial Corporation (Three Rivers) in 2000, the Company assumed both the Employee Stock Ownership Plan
(ESOP) and Recognition and Retention Plan (RRP) of Three Rivers. At the date of the merger, the ESOP had debt payable to Three Rivers of $422,000 and unearned shares totaling 50,082. With the merger, the ESOP is now obligated to repay the outstanding debt to the Company. Accordingly, the balance of shares that are collateral for the debt have been reflected as a reduction to stockholders' equity. Unearned ESOP shares totaled 31,367 at September 30, 2001 and had a fair value of $470,500. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares will be applied to the principal and interest due on the loan.

Compensation expense is recorded in an amount equal to the fair market value of the stock at the time shares are committed to be released. The expense under the ESOP was $123,000 for 2001 and $77,000 for 2000. At September 30, 2001, the ESOP had 50,077 allocated and 31,367 suspense shares.

Effective with the merger, the Company continued the RRP under which Three Rivers had previously granted awards to various directors, officers and employees of the Three Rivers and First Savings. These awards generally vest at a rate of 20 percent per year on the anniversary dates of each grant. The expense under the RRP was $55,149 for 2001 and $44,410 for 2000.

Note 16 -- Stock Option Plan

Under the Company's incentive stock option plan approved in 1998, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During 1999, the Company authorized the grant of options for up to 200,000 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to or greater than the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using a present value calculation with the following assumptions:

September 30                                                                  2001             2000              1999
----------------------------------------------------------------------------------------------------------------------------

Risk-free interest rates                                                        --         5.78% - 5.85%         5.02%
Dividend yields                                                                 --             2.48%             2.48%
Volatility factors of expected market price of common stock                     --         19.50              19.52

Weighted-average expected life of the options                                   --           4.5 years         10 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect of this statement on net income and earnings per share is as follows:

September 30                                  2001         2000      1999
------------------------------------------------------ ---------- ----------

Net income                    As reported  $4,688,045  $4,547,954 $4,586,766
                              Pro forma     4,471,036   4,247,537  4,563,646
Basic earnings per share      As reported        1.33
                                                 1.33                   1.42
                              Pro forma          1.24
                                                 1.27                   1.41
Diluted earnings per share    As reported        1.32
                                                 1.32                   1.42
                              Pro forma          1.23
                                                 1.26                   1.41

                                      (23)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended September 30, 2001, 2000 and 1999.

Year Ended September 30                             2001                         2000                       1999
----------------------------------------------------------------------------------------------------------------------------
                                                        Weighted-                    Weighted-                 Weighted-
                                                         Average                      Average                   Average
                Options                    Shares    Exercise Price     Shares    Exercise Price   Shares   Exercise Price
----------------------------------------------------------------------------------------------------------------------------

Outstanding, beginning of year             110,249        $14.43         30,000         $21.50          --
Granted                                                                                             30,000        21.50
Granted in connection with the merger                                    93,911          11.78
Exercised                                                                (9,860)         11.16
Forfeited/expired                                                        (3,802)         11.97
                                        -------------                                            ------------

Outstanding, end of year                   110,249        $14.43        110,249          14.43      30,000        21.50
                                        =============                                            ============

Options exercisable at year end            78,729                       59,056
Weighted-average fair value of options
   granted during the year                                                               $5.29                    $5.78


As of September 30, 2001, other information by exercise price for options outstanding is as follows:

                                        Weighted-
                   Number               Average
                     of                Remaining
Exercise Price     Shares          Contractual Life       Exercisable
--------------- -------------   --------------------  ----------------
$11.16              53,757              4.5 years          53,757
$13.05              21,740              6.0 years          10,122
$13.78               4,752              7.0 years           2,850
$21.50              30,000              7.5 years          12,000
                 ----------                           --------------
                   110,249                                 78,729
                 ==========                           ==============


Note 17 -- Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                                     Year Ended September 30, 2001
                                                                     -----------------------------
                                                                                Weighted-
                                                                                Average  Per-Share
                                                                      Income     Shares   Amount
                                                                    ---------- --------- ---------
Basic Earnings Per Share
   Net income available to common stockholders                      $4,688,045 3,533,723    $1.33
Effect of Dilutive Securities
   Stock options and RRP awards                                             --    13,470
                                                                    ---------- --------- --------
Diluted Earnings Per Share
   Income available to common stockholders and assumed conversions  $4,688,045 3,547,193    $1.32
                                                                    ========== ========= ========

                                                                    Year Ended September 30, 2000
                                                                    -----------------------------
                                                                               Weighted-
                                                                                Average   Per-Share
                                                                     Income      Shares    Amount
                                                                    ---------- --------- ---------
Basic Earnings Per Share
   Net income available to common stockholders                      $4,547,954 3,429,165    $1.33
Effect of Dilutive Securities
   Stock options and RRP awards                                             --    10,617
                                                                    ---------- --------- ---------
Diluted Earnings Per Share
   Income available to common stockholders and assumed conversions  $4,547,954 3,439,782    $1.32
                                                                    ========== ========= =========

                                                                    Year Ended September 30, 1999
                                                                    ------------------------------
                                                                               Weighted-
                                                                                Average  Per-Share
                                                                     Income      Shares   Amount
                                                                    ---------- --------- ---------
Basic and Diluted Earnings Per Share                                $4,586,766 3,226,894   $1.42
                                                                    ========== ========= =========

Options to purchase 30,000 shares of common stock at $21.50 per share were outstanding at September 30, 2001, 2000 and 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


                                      (24)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 18 -- Acquisition

On February 29, 2000, the Company acquired Three Rivers, the holding company of First Savings, through the exchange of 758,858 shares of newly issued Company common stock. First Savings is a federally chartered savings bank with branches located in Southern Michigan and Northern Indiana. Three Rivers was merged into the Company and First Savings will maintain its existing federal charter as a subsidiary of Peoples Bancorp. The combination was accounted for under the purchase method of accounting. First Savings' results of operations are included in the Company's consolidated income statement beginning March 1, 2000. The purchase had a recorded acquisition cost of $13,423,000 and goodwill of $2,518,000. Goodwill was being amortized over 15 years utilizing the straight-line method. Additionally, a core deposit intangible totaling $1,154,000 was recognized and will be amortized over eight years using a 125% declining balance method. Effective October 1, 2001, the Company will discontinue the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Accounting for Goodwill.

The following pro forma information discloses the results of operations as though the merger had taken place at the beginning of each year.

Year Ended September 30                      2000                1999
-------------------------------------   ----------------   -------------------
Net Interest Income                        $15,788,003          $15,135,955
                                        ================   ===================

Net Income                                  $4,582,382           $4,850,475
                                        ================   ===================

Net Income per Share--Combined
   Basic                                         $1.25                $1.23
   Diluted                                       $1.23                $1.23


Note 19 -- Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing Deposits--The fair value of interest-bearing time deposits approximates carrying value.

Securities and Mortgage-backed Securities--Fair values are based on quoted market prices.

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-term Borrowings--The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank advances--The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

The estimated fair values of the Company's financial instruments are as follows:

                                                      2001                     2000
                                               ----------------------- -----------------------
                                               Carrying      Fair      Carrying      Fair
September 30                                    Amount       Value      Amount      Value
--------------------------------------------- ------------ ----------- ----------- -----------
Assets
   Cash and cash equivalents                  $ 18,482,607 $18,482,607 $18,846,807 $18,846,807
   Interest-bearing time deposits                3,455,798   3,455,798   3,163,940   3,163,940
   Investment securities available for sale     29,611,558  29,611,558  18,203,268  18,203,268
   Investment securities held to maturity        6,274,122   6,417,965  10,276,887  10,355,222
   Loans                                       405,522,489 416,597,000 392,085,042 388,349,000
   Interest receivable                           2,766,896   2,766,896   2,268,143   2,268,143
   Stock in FHLB                                 4,391,500   4,391,500   4,234,400   4,234,400

Liabilities
   Deposits                                    368,479,589 374,685,000 352,855,715 327,116,000
   Short-term borrowings                         4,383,723   4,383,723          --          --
   Federal Home Loan Bank advances              45,092,965  46,817,000  47,182,393  47,039,000
   Interest payable                                443,717     443,717     534,985     534,985



                                      (25)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 20 -- Quarterly Results of Operations (Unaudited)

                                                                                                                    Basic
                                             Provision              Average   Earnings
Quarter   Interest    Interest  Net Interest    For       Net       Shares     Per
Ending     Income      Expense     Income   Loan Losses  Income   Outstanding  Share
------- ----------- ----------- ----------- ----------- --------- ----------- -------------------------

Dec 00  $ 8,898,990 $ 5,111,272 $ 3,787,718  $ 19,682  $1,194,152  3,648,673   $0.33
Mar 01    8,908,931   5,034,185   3,874,746    36,982   1,132,288  3,577,002    0.32
Jun 01    8,920,064   4,917,557   4,002,507    60,850   1,237,389  3,557,867    0.35
Sep 01    8,832,688   4,698,373   4,134,315   236,422   1,124,216  3,461,575    0.32
        ----------- ----------- ----------- ---------- ----------
        $35,560,673 $19,761,387 $15,799,286  $353,936  $4,688,045
        =========== =========== =========== ========== ==========

Dec 99  $ 6,206,469 $ 3,179,448 $ 3,027,021  $ 28,789  $1,159,686  3,141,106   $0.37
Mar 00    7,068,880   3,674,240   3,394,640    50,914   1,127,621  3,320,494    0.34
Jun 00    8,392,934   4,538,683   3,854,251    42,508   1,239,027  3,662,455    0.34
Sep 00    8,757,084   4,935,475   3,821,609    37,658   1,021,620  3,620,443    0.28
        ----------- ----------- ----------- ---------- ----------
        $30,425,367 $16,327,846 $14,097,521  $159,869  $4,547,954
        =========== =========== =========== ========== ==========

Note 21 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

                            Condensed Balance Sheets

September 30                                        2001        2000
----------------------------------------------- ------------ ------------

Assets
   Cash                                         $   779,484  $ 1,503,374
   Investment in subsidiaries                    52,282,010   51,320,095
   Securities available for sale                  5,062,446    4,446,439
   Securities held to maturity                       80,000      115,000
   Other assets                                     321,520      463,564
                                                ------------ ------------

         Total assets                           $58,525,460  $57,848,472
                                                ============ ============

Liabilities
   Dividends payable on common stock            $   523,582  $   510,064
   Other                                            (51,673)      38,860
                                                ------------ ------------
         Total liabilities                          471,909      548,924
                                                ------------ ------------

Stockholders' equity
   Common stock                                   3,506,348    3,662,641
   Additional paid-in capital                     8,498,348   10,596,618
   Retained earnings                             46,500,707   43,815,516
   Unearned ESOP                                   (281,450)    (351,494)
   Unearned RRP                                     (40,719)     (90,706)
   Accumulated other comprehensive income          (129,683)    (333,027)
                                                ------------ ------------
                                                 58,053,551   57,299,548
                                                ------------ ------------

     Total liabilities and stockholders' equity $58,525,460  $57,848,472
                                                ============ ============



                                      (26)

                        PEOPLES BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


                         Condensed Statements of Income

Year Ended September 30                          2001        2000       1999
-------------------------------------------- ----------- ----------- -----------
Income
   Dividends from subsidiaries               $4,266,583  $1,700,000  $3,500,000
   Interest on investments                      459,119     279,179     394,487
Expenses                                       (136,741)   (133,680)    (79,901)
                                             ----------- ----------- -----------
Income before equity in undistributed income
  of subsidiaries and income tax expense      4,588,961   1,845,499   3,814,586
Equity in undistributed income of subsidiaries  169,634   2,700,355     802,880
                                             ----------- ----------- -----------
Income before income tax                      4,758,595   4,545,854   4,617,466
Income tax expense (benefit)                     70,550      (2,100)     30,700
                                             ----------- ----------- -----------
Net income                                   $4,688,045  $4,547,954  $4,586,766

                                             =========== =========== ===========

                       Condensed Statements of Cash Flows

Year Ended September 30                                                     2001       2000        1999
----------------------------------------------------------------------------------- ----------- -----------
Net cash provided (used) by operating activities                       $(2,183,437) $1,903,899  $3,757,826
                                                                       ------------ ----------- -----------
Cash flows from investing activities
   Purchases of securities available for sale                             (212,704)   (719,665)   (905,698)
   Proceeds from maturities of securities held to maturity                  35,000      35,000      25,000
   Proceeds from maturities and calls of securities available for sale   2,410,559   1,085,000   1,480,245
   Net change in mutual fund                                             3,528,245          --     (20,942)
   Net change in securities purchased under agreement to resell                 --   2,308,904   1,881,052
                                                                      ------------- ----------- -----------
         Net cash provided by investing activities                       5,761,100   2,709,239   2,459,857
                                                                      ------------- ----------- -----------
   Stock repurchased                                                    (2,312,217) (4,213,408) (1,914,069)
   Cash dividends                                                       (1,989,336) (1,788,590) (1,557,767)
   Proceeds from stock options exercised                                         --    100,790          --
                                                                      ------------- ----------- -----------
         Net cash used by financing activities                          (4,301,553) (5,901,208) (3,471,836)
                                                                      ------------- ----------- -----------
Net change in cash                                                        (723,890) (1,288,070)  2,745,847
Cash at beginning of year                                                1,503,374   2,791,444      45,597
                                                                      ------------- ----------- -----------
Cash at end of year                                                      $ 779,484  $1,503,374  $2,791,444
                                                                      ============= =========== ===========


                                      (27)

Independent Auditors
BKD, LLP
201 North Illinois Street
Indianapolis, IN  46204

Legal Counsel
Dyer, Ellis & Joseph
Watergate 11th Floor
600 New Hampshire Ave NW
Washington, DC  20037

Transfer Agent

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Cincinnati, OH 45263
Tel: 513-579-5320
     800-837-2755

Annual Meeting

The annual meeting of stockholders of Peoples Bancorp will be held Wednesday, January 9, 2002, at 2:00 p.m. at Ramada Limited, 306 Touring Drive, Auburn, Indiana 46706.


Corporate Information

Form 10-K Report.
     A copy of the Company's 10-K, including financial statements as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders of the company upon request to the Secretary, Peoples Bancorp, 212 West 7th ST., P.O. Box 231, Auburn, Indiana 46706. As of the close of business on September 30, 2001 the Company had approximately 1,400 shareholders.


The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including the Company. That address is http://www.sec.gov.

                                      (28)